UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
BARRIER THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
BENGAL ACQUISITION INC.,
a wholly-owned subsidiary of
STIEFEL LABORATORIES, INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
CUSIP Number 06850R108
(CUSIP Number of Class of Securities)
Charles W. Stiefel
Chairman of the Board and Chief Executive Officer
Stiefel Laboratories, Inc.
255 Alhambra Circle
Coral Gables, Florida 33134
(305) 443-3800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Gregory B. Astrachan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$150,134,483.60	$5,900.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying the offer price of $4.15 per share (the “Offer Price”), by the aggregate of 36,176,984, the number of shares of common stock, par value $0.0001 per share (“Shares”), of Barrier Therapeutics, Inc. (“Barrier”) outstanding on a fully diluted as of June 16, 2008, as represented by Barrier in the Agreement and Plan of Merger, dated as of June 23, 2008, with Bengal Acquisition Inc. and Stiefel Laboratories, Inc., which Shares consist of (a) 35,163,367 Shares issued and outstanding and (b) 1,013,617 Shares issuable on or before the expiration of the offer pursuant to existing options.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act by multiplying the Transaction Value amount by 0.0000393.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,900.29	Filing Party: Stiefel Laboratories, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 8, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEMS 1 THROUGH 11
ITEM 12. EXHIBITS.
SIGNATURES
EXHIBIT INDEX
EX-99.A.5.E: TEXT OF PRESS RELEASE

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 8, 2008, as amended by Amendment No. 1 filed on July 29, 2008 (as amended, the “Schedule TO”) by Stiefel Laboratories, Inc., a Delaware corporation (“Parent”), and Bengal Acquisition Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Barrier Therapeutics, Inc., a Delaware corporation (“Barrier”), at a purchase price of $4.15 per Share, net to the seller in cash, without interest thereon and subject to reduction for (i) any dividends or other distributions declared thereon between June 23, 2008 and such time as the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the Offer and (ii) any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the offer to purchase dated July 8, 2008 (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to that certain Agreement and Plan of Merger, dated as of June 23, 2008, by and among Barrier, Parent and Purchaser (the “Merger Agreement”).
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.
     You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
ITEMS 1 THROUGH 11
Items 1, 4, 5, 6, 7, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:
     “The Offer expired at 12:00 midnight, New York City time, on Monday, August 4, 2008. Following such expiration, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositary for the Offer has advised us that, as of 12:00 midnight New York City time, on August 4, 2008, an aggregate of 34,266,494 Shares (including 621,093 Shares that were tendered pursuant to the guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing approximately 97% of the outstanding Shares as of August 5, 2008. Accordingly, the Minimum Tender Condition has been satisfied.
     On August 5, 2008, Parent issued a press release announcing the results of the Offer. The press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

“(a)(5)(E)	Text of Press Release issued by Parent, dated August 5, 2008.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: August 5, 2008

BENGAL ACQUISITION INC.
By:	/s/ Charles W. Stiefel
	Name:	Charles W. Stiefel
	Title:	President

STIEFEL LABORATORIES, INC.
By:	/s/ Charles W. Stiefel
	Name:	Charles W. Stiefel
	Title:	Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 8, 2008.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement published on July 8, 2008.*

(a)(5)(A)	Text of Press Release issued by Parent on June 23, 2008 (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).

(a)(5)(B)	Text of Press Release issued by Barrier on June 23, 2008 (incorporated by reference to the pre-commencement Schedule TO-C filed by Parent on June 23, 2008).

(a)(5)(C)	Text of Press Release issued by Parent on July 8, 2008.*

(a)(5)(D)	Text of Press Release issued by Parent, dated July 29, 2008.*

(a)(5)(E)	Text of Press Release issued by Parent, dated August 5, 2008.

(b)	Not Applicable.

(d)(1)(A)	Agreement and Plan of Merger, dated as of June 23, 2008, by and among Barrier, Parent and Purchaser.*

(d)(1)(B)	Stockholder Support Agreement, dated as of June 23, 2008, by and between Parent and Geert Cauwenbergh, Ph.D.*

(d)(1)(C)	Stockholder Support Agreement, dated as of June 23, 2008, by and between Parent and JPMP Capital Corp. and its affiliates.*

(d)(1)(D)	Confidentiality and Standstill Agreement, dated April 24, 2008, by and between Barrier and Parent.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on the Schedule TO.